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Washington, DC	October 6, 2011

 VIA EDGAR AND HAND DELIVERY

Jay Ingram, Esq.
Legal Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:  Ecolab Inc.
        Registration Statement on Form S-4
        Filed August 31, 2011
        File No. 333-176601

Dear Mr. Ingram:

Our client, Ecolab Inc. ("Ecolab"), today filed with the United States Securities and Exchange Commission (the "Commission") Amendment No. 1 ("Amendment No. 1") to its Registration Statement on Form S-4, Commission File No. 333-176601 (the "Registration Statement"), relating to the proposed business combination transaction involving Ecolab and Nalco Holding Company ("Nalco"). For your convenience, we have enclosed five marked copies of Amendment No. 1, which have been marked to show changes made since the Registration Statement was filed on August 31, 2011, as well as five unmarked copies of Amendment No. 1.

Set forth below are responses on behalf of Ecolab to the comments of the Staff of the Commission (the "Staff") contained in its letter to Ecolab dated September 27, 2011. For convenience of reference, the Staff's comments have been reproduced below in italics. Please note that all page numbers in Ecolab's responses are references to the page numbers of Amendment No. 1, unless otherwise noted.

Baker & McKenzie LLP is a member of Baker & McKenzie International, a Swiss Verein.

Registration Statement on Form S-4

General

1.
Please supplementally provide us with copies of all materials prepared by BofA Merrill Lynch and Goldman Sachs and shared with the Ecolab board and the Nalco board and their representatives. This includes copies of all board books and all transcripts and summaries.

  In response to Comment 1, a copy of the materials presented to the Ecolab board of directors prepared by BofA Merrill Lynch is being furnished supplementally to the Staff by Shearman & Sterling LLP, counsel to BofA Merrill Lynch, under separate cover. In addition, a copy of the materials presented to the Nalco board of directors prepared by Goldman Sachs is being furnished supplementally to the Staff by Sullivan & Cromwell LLP, counsel to Goldman Sachs, under separate cover.

2.
Disclosure of financial forecasts prepared by management may be required if the forecasts were provided to the other merger party or to that party's financial advisor. Please supplementally provide us with all financial projections and forecasts used by BofA Merrill Lynch and Goldman Sachs in preparing the analysis relating to their fairness opinions. In your response letter, please advise us if the disclosure on pages 78-82 encompasses an exhaustive review of the forecasts and projections utilized in the evaluation of this transaction. If not, explain why disclosure relating to the remaining information is not necessary or appropriate. Also disclose the bases for and the nature of the material assumptions underlying the projections.

  Copies of the financial forecasts requested pursuant to Comment 2 are being furnished supplementally to the Staff by Baker & McKenzie LLP under separate cover.

  The financial forecasts being furnished supplementally to the Staff include two separate forecasts relating to Nalco prepared by Nalco and shared with Ecolab and BofA Merrill Lynch on June 29, 2011 (labeled as "Nalco Forecast 1") and July 17, 2011 (labeled as "Nalco Forecast 2"). Nalco Forecast 1 included actual results for the year ended December 31, 2010 and forecast financial information for the years ended December 31, 2011 and 2012. Nalco Forecast 2 included actual results for the years ended December 31, 2008, 2009, 2010 and forecast financial information for the years ended December 31, 2011, 2012, 2013, 2014, 2015 and 2016. With respect to the financial information for the years ended December 31, 2010, 2011 and 2012, the years that appeared in both Nalco Forecast 1 and Nalco Forecast 2, the direct contribution and Adjusted EBITDA amounts were the same with immaterial changes to the sales figures for 2011 and 2012. Also included with the supplemental information is a copy of the adjusted financial forecast of Nalco (labeled as "Ecolab's Forecasts of Nalco") prepared by Ecolab as described in the Registration Statement in the section titled "The Merger—Certain Financial Forecasts of Ecolab and Nalco—Ecolab's Financial Forecasts of Nalco."

  In addition, three financial forecasts relating to Ecolab prepared by Ecolab and shared with Nalco and Goldman Sachs are being provided supplementally to the Staff. The first of these forecasts (labeled as "Ecolab Forecast 1") was shared with Nalco and Goldman Sachs on June 29, 2011. The second (labeled as "Ecolab Forecast 2") and third (labeled as "Ecolab Forecast 3") were shared with Nalco and Goldman Sachs on July 17, 2011. Ecolab Forecast 2 is merely a more detailed version of the Ecolab Forecast 1. Ecolab Forecast 3 presents information for years 2011 and 2012 (along with historical information) in a PowerPoint presentation and has immaterial differences to the prior forecasts.

  Ecolab and Nalco have advised that no other financial forecasts were exchanged by the parties or provided by either party to the other party's financial advisor in connection with the transactions contemplated by the merger agreement.

  The information provided in the section titled "The Merger—Certain Financial Forecasts of Ecolab and Nalco—Certain Financial Forecasts of Nalco" on page 90 of Amendment No. 1 includes information from Nalco Forecast 2 presented to the Nalco board of directors at its July 19, 2011 meeting at which the board approved the merger agreement and upon which Goldman Sachs based its fairness opinion provided to Nalco's board of directors.

  The information provided in the section titled "The Merger—Certain Financial Forecasts of Ecolab and Nalco—Ecolab's Financial Forecasts of Nalco" on page 91 of Amendment No. 1 includes information derived from Ecolab's Forecasts of Nalco, which were prepared by Ecolab management after its due diligence review of Nalco and reflects Ecolab management's view of the commercial performance expectations for Nalco over the forecast period. Ecolab's Forecasts of Nalco were presented to the Ecolab board of directors at its July 19, 2011 meeting at which the board approved the merger agreement and is the forecast upon which BofA Merrill Lynch based its fairness opinion provided to Ecolab's board of directors. Ecolab's Forecasts of Nalco were not shared by Ecolab with Nalco or Goldman Sachs.

  The information provided in the section titled "The Merger—Certain Financial Forecasts of Ecolab and Nalco—Certain Financial Forecasts of Ecolab" on page 89 of Amendment No. 1 includes information from Ecolab Forecast 2. Information from Ecolab Forecast 2 was separately presented to the boards of directors of both Ecolab and Nalco at their respective meetings held on July 19, 2011 at which the merger agreement was approved, and was used as the basis for the fairness opinion provided by BofA Merrill Lynch to Ecolab's board of directors and the fairness opinion provided by Goldman Sachs to Nalco's board of directors.

  Ecolab and Nalco believe the section titled "The Merger—Certain Financial Forecasts of Ecolab and Nalco" contains the material information included in the financial forecasts relied upon by the respective boards of directors and financial advisors of Ecolab and Nalco in connection with their evaluation of the merger and the fairness of the merger consideration.

  The financial forecasts relating to Ecolab were originally prepared as part of Ecolab's annual strategic and long-term planning process and annual budgeting process. The forecasts assume a moderate, gradual improvement in global economic conditions over the forecast period, including annual percentage increases in global gross domestic product in the low single digits, the successful completion of Ecolab's current European restructuring plan and moderating increases in raw material prices. The forecast also assumes future business acquisitions by Ecolab consistent with the company's prior levels of acquisition activity, excluding the proposed merger with Nalco.

  The financial forecasts relating to Nalco were originally prepared as part of Nalco's annual strategic and long-term planning process and annual budgeting process. The forecasts assume a moderate, gradual improvement in global economic conditions over the forecast period, including lower growth in western developed economies and markets and higher growth in emerging and developing economies and markets. The forecasts also assume moderate increases in raw material prices and offsetting price increases, as well as future business acquisitions by Nalco consistent with the company's prior level of acquisition activity.

3.
Please provide us with copies of the election form and letter of transmittal that is being sent to Nalco stockholders along with the joint proxy statement/prospectus.

  The election form and letter of transmittal to be sent to Nalco stockholders are currently in the process of being finalized. Once they have been finalized copies of each document will be furnished supplementally to the Staff by Baker & McKenzie LLP under separate cover.

4.
Please note that all exhibits and appendices are subject to our review. Please file or submit all of your exhibits with you next amendment or as soon as possible. Please note that we may have comments on these exhibits once they are filed, as well as the related disclosure in the filing. Please understand that we will need adequate time to review these materials before accelerating effectiveness.

  In response to Comment 4, forms of all of the Exhibits to the Registration Statement have been filed with the Commission with Amendment No. 1.

Proxy Statement/Prospectus Cover Page

5.
The letter to the Ecolab and Nalco Holdings stockholders is the cover page for the prospectus and should comply with the requirements, to the extent applicable, of Item 501 of Regulation S-K. Refer to Item 1 of Form S-4. Please limit your disclosure to a single page as required by paragraph (b) of Item 501 of Regulation S-K. We will not object to the use of both the letter to stockholders and the state law notice of meeting, but you should eliminate redundant information as much as practicable.

  The letter to Ecolab and Nalco stockholders in the Registration Statement has been revised in response to Comment 5. Please see the cover page of Amendment No. 1

6.
So that Nalco stockholders may more readily understand how the transaction will affect them individually, please clarify on the cover page that Nalco stockholders are not guaranteed to receive the amount of cash or Ecolab common stock that they request on their election form. In this regard, given the limitations that have been imposed on the cash and equity components of the consideration, your disclosure should make clear that pro-rata adjustments may be made depending on the elections of other Nalco stockholders.

  The cover page of the Registration Statement has been revised in response to Comment 6. Please see the cover page of Amendment No. 1.

Questions and Answers

Q:    What happens if I do not make an election or my election form is not received before the election deadline?, page 2

7.
Please clearly state that you have selected an Ecolab stock price of $55.39 because at that value, 0.7005 shares of Ecolab stock would be equal to $38.80, or the equivalent of the amount of cash per share of Nalco common stock that Nalco stockholders may elect to receive as merger consideration.

  The applicable disclosure in the Registration Statement has been revised in response to Comment 7. Please see page 3 of Amendment No. 1.

Q:    What vote is required to approve each of the proposals?, page 6

8.
Please revise your disclosure to provide the percentage of outstanding shares entitled to vote that are held by directors, executive officers and their affiliates. See Item 3(h) of Form S-4.

  The applicable disclosure in the Registration Statement has been revised in response to Comment 8. Please see page 6 of Amendment No. 1.

Q:    What are the material U.S. federal income tax consequences of the merger to U.S. holders of Nalco common stock?

9.
Please delete the language stating that you "expect" the merger to qualify as a tax-free reorganization, and "[a]ssuming that the merger qualifies as a reorganization" and provide a firm conclusion regarding the material federal tax consequences to investors. Please state that this is counsel's opinion and identify counsel. Please also comply with this comment regarding your disclosure on pages 20 and 42 and see our related comment below regarding your tax disclosure.

  The applicable disclosure in the Registration Statement has been revised in response to Comment 9. Please see pages 14 of Amendment No. 1.

Summary

Merger Consideration, page 17

10.
Please revise your disclosure to explain the reasons for selecting the 70%/30% stock-cash mix. We note in particular your disclosure on page 6 of the Rule 425 communication filed on August 11, 2011 that you have received questions as to why you didn't use more cash, and that the current mix gives you "great options in the event situations change." Provide enhanced disclosure addressing the rationale behind the dual merger consideration and describe the economic purpose of the formula employed to determine the consideration. To the extent certain Nalco stockholders have indicated how they intend to proceed insofar as electing cash or stock, we would expect to see appropriate disclosure that would assist Nalco stockholders in mitigating the uncertainty associated with the contingent nature of the merger consideration. Further, please provide a general description of the proration and reallocation procedures that you may use to determine the cash and stock allocation to shareholders in order to achieve the 70%/30% stock-cash mix.

  The applicable disclosure in the Registration Statement has been revised in response to Comment 10. Please see page 17 of Amendment No. 1. Ecolab and Nalco have been advised by certain stockholders, including certain stockholders who own both Ecolab and Nalco shares, that such stockholders expect to elect to receive Ecolab shares in the merger if the trading price of Ecolab's common stock as of the expiration of the election period makes a stock election advisable for such stockholders. No stockholders have provided a commitment regarding their intended cash or stock election and, because the desirability of making a stock or cash election will depend in part on the trading price of Ecolab's common stock as of the expiration of the election period, Ecolab and Nalco can not predict whether individual Nalco stockholders will elect to receive Ecolab shares, cash or a combination of shares and cash in the merger.

Interests of Nalco Directors and Executive Officers in the Merger, page 21

11.
Please quantify the benefits that the Nalco directors and executive officers will receive as a result of their interests in the merger.

  The applicable disclosure in the Registration Statement have been revised in response to Comment 11. Please see page 22 of Amendment No. 1.

Board of Directors and Management Following the Merger, page 21

12.
Please specify how the three Nalco directors that will serve on the Ecolab board will be selected. Please also refer to Rule 438 and provide the appropriate consents of the directors you have selected, or tell us when and how you propose to update your filing to include this information. Please also include such disclosure on page 99 under "Interests of Nalco Directors and Executive Officers in the Merger."

  The merger agreement provides that the three Nalco directors that will serve on the Ecolab board following completion of the merger will be selected by Nalco, subject to acceptance by Ecolab in accordance with its regular corporate governance procedures. The Nominating and Governance Committee of Nalco's board of directors will make the initial determination of the proposed Nalco nominees and recommend candidates to the entire Nalco board of directors. The Nalco board of directors will then submit the three nominees to Ecolab. Once proposed by Nalco, the Nalco nominees will be reviewed by the Ecolab Governance Committee and full Ecolab board of directors and evaluated based upon Ecolab's regular corporate governance procedures, which include the review of the qualifications and fit of the nominee as well as potential conflicts of interests and similar considerations. Nalco's Nominating and Corporate Governance Committee is currently reviewing and evaluating prospective candidates for the three Ecolab board positions.

  Once the three Nalco directors have been selected and accepted, if the Registration Statement has been declared effective, Ecolab plans to promptly file a Form 8-K with the Commission including information regarding the directors in accordance with Item 401 of Regulation S-K and will include as exhibits to the Form 8-K consents of the applicable directors in accordance with Rule 438. If the Registration Statement has not been declared effective, Ecolab plans to promptly file with the Commission an amendment to the Registration Statement including information regarding the directors in accordance with Item 401 of Regulation S-K and will include as exhibits to the Registration Statement consents of the applicable directors in accordance with Rule 438.

No Solicitations of Other Offers, page 25

13.
Please revise your disclosure to specify the circumstances under which Ecolab or Nalco may terminate the merger agreement in order to accept a superior proposal, including whether the company would be required to pay the $135 million or $275 million termination fee, as applicable.

  The applicable disclosure in the Registration Statement has been revised in response to Comment 13. Please see page 26 of Amendment No. 1.

Termination Fees and Expense Reimbursement Obligations, page 25

14.
Please revise your disclosure to specify the circumstances under which each party would be required to pay the applicable termination fee.

  The applicable disclosure in the Registration Statement has been revised in response to Comment 14. Please see page 27 of Amendment No. 1.

Nalco Selected Historical Financial Information, page 32

15.
It appears the effective income tax rate for fiscal years 2009 and 2008 was 50% and 20%, respectively. Please amend footnote 8 to explain the contributing factors driving the change in your effective income tax rate.

  The applicable disclosure in the Registration Statement has been revised in response to Comment 15. Please see page 36 of Amendment No. 1.

Special Note Regarding Forward—Looking Statements, page 37

16.
We note the statement that you "undertake no obligation to update publicly any of these forward-looking statements ..." This statement does not appear to be consistent with your disclosure obligations. Please revise to clarify that you will update to the extent required by law.

  The applicable disclosure in the Registration Statement has been revised in response to Comment 16. Please see page 41 of Amendment No. 1.

17.
We note the statement in the first sentence of first full paragraph on page 38 regarding "subsequent" written statements. Please remove this statement, as your disclaimer must accompany such forward-looking statements. See Rule 27A(c)(l)(A) under the Securities Act.

  The applicable disclosure in the Registration Statement has been revised in response to Comment 17. Please see page 41 of Amendment No. 1.

Risk Factors, page 39

General

18.
On page 19 of the Nalco Holding Company Form 10-Q for the fiscal quarter ended June 30, 2011, it states that it maintains accruals where the outcome of a matter is probable and can be reasonably estimated. Please amend your filing to include a risk factor or amend your Form 10-Q to disclose for each loss contingency an estimate of the possible loss or range of loss in excess of accrual, or a statement that such an estimate cannot be made. Refer to ASC 450-20-50-3, 4, 5 for guidance.

  An additional risk factor has been added to the Registration Statement in response to Comment 18. Please see page 52 of Amendment No. 1.

The combined company will have substantial indebtedness following the merger ..., page 47

19.
Please quantify the "substantial indebtedness" of the company following the merger, including the amount you anticipate will be needed following the merger for the combined company's debt service obligations. Further, please specifically discuss the specifics of your plans to repurchase Nalco outstanding debt securities and pay down part of Nalco's credit facility, including quantifying such amounts. Please also update the discussion of the potential credit rating of the combined company. We note in particular the related discussions on pages 26 and 27 of your communication filed pursuant to Rule 425 on September 9, 2011.

  The applicable disclosure in the Registration Statement has been revised in response to Comment 19. Please see page 50 of Amendment No. 1.

Ecolab may encounter difficulty or high costs associated with securing financing, page 45

20.
Please update this risk factor to reflect the fact that you have entered into a $2 billion credit facility and $1.5 billion credit facility that you intend to use to finance the cash portion of the merger. Please also discuss your plans to issue $500 million in private placement notes. We note in particular your disclosure on page 26 and 27 of your communication filed pursuant to Rule 425 on September 9, 2011.

  The applicable disclosure in the Registration Statement has been revised in response to Comment 20. Please see page 50 of Amendment No. 1.

The merger may involve unexpected costs ..., page 47

21.
Please quantify the transaction and merger-related costs for both Ecolab and Nalco, to the extent possible.

  The applicable disclosure in the Registration Statement has been revised to include additional discussion regarding the expected transaction and merger-related costs in response to Comment 21. Please see page 51 of Amendment No. 1. Please also note that the expected transaction and merger-related costs have been updated in the sections titled "Unaudited Pro Forma Condensed Combined Financial Statements," "Notes to the Unaudited Pro Forma Condensed Combined Financial Statements" and "Unaudited Comparative Per Share Data."

The Merger, page 64

Background of the Merger, page 64

22.
Your disclosure throughout this section should describe in sufficient detail who initiated contact among the parties, identify all parties present at the meetings, and explain the material issues discussed and the positions taken by those involved in each meeting. The following comments provide some examples of where we believe you can enhance your disclosure. Please be advised that these comments are not exhaustive and that you should reconsider the background section in its entirety when determining where to augment your disclosure.

  The applicable disclosure in the Registration Statement has been revised in response to Comment 22. Please see the revised disclosure throughout the section titled "The Merger—Background of the Merger" beginning on page 68 of Amendment No. 1.

23.
It appears from your disclosure that Ecolab and Nalco have a long-standing relationship, including a decade of discussions between management regarding possible collaborative business relationships. Please revise your disclosure to further describe the pre-existing relationship between Ecolab and Nalco, including a discussion of any business conducted between the two companies.

  The applicable disclosure in the Registration Statement has been revised in response to Comment 23. Please see pages 68 and 69 of Amendment No. 1. Ecolab and Nalco have advised that the companies recorded intercompany product and equipment sales of approximately $350,000 in 2010 and less than $100,000 for the first six-months of 2011. For the fiscal years 2002 through 2009, the companies did not report intercompany product and equipment sales exceeding $100,000 in any fiscal year.

24.
Please discuss the specific reasons why management of Ecolab and Nalco have considered entering into a collaborative business relationship for over ten years, and the reasons and rationale for such a combination. Please specifically discuss the businesses of the two companies, including the potential benefits and expected synergies that were expected, and are currently expected, from a relationship between the two companies. Further, please disclose why Ecolab and Nalco have not entered into such a relationship in the past, including why Ecolab decided not to pursue an acquisition of Nalco in 2003 and 2004.

  The complementary nature of the companies' businesses, the opportunities for growth and the expected realization of synergies have led the management of the each company to explore the possibility of collaborative business between the parties. Nalco provides water treatment chemicals and services to customers in many industries, including institutions and food and beverage producers. Ecolab provides cleaning and sanitizing chemicals and related services to customers in the institutional and food and beverage markets as well as other industries. The similar customer base and the focus on water based chemistry in the products and services offered by both companies have naturally led to discussions over time regarding how the companies might work together.

  In addition to the overlapping customer base and the intersection of water in the solutions provide by both companies, in evaluating a potential business combination between the companies the management of each company has identified a number of synergies, potential benefits and growth opportunities that are expected to result from a business combination between the companies, including, among others, the following:

  First, a business combination would allow the companies to cross-sell (sell each company's current products and services into the other company's customer base) which is expected to be a source of potential synergies and opportunities for growth.

  Second, the ability to share technologies across an expanded platform offers another source of potential synergies and opportunities for growth. Nalco and Ecolab each have a strong history of innovation and both possess deep expertise in different areas. Ecolab's knowledge in the areas of surfactant technology, feed/blending technology and anti-microbial expertise is highly leverageable into Nalco's customer base and current product and service offerings. Nalco's monitoring and control technologies are likewise leverageable into Ecolab's customer base and their line of products and services. Utilizing this complementary expertise and developing innovative technology jointly is expected to present opportunities for expanded business.

  The potential for the combined company to leverage the market-specific infrastructure of each of Ecolab and Nalco to reach under-served markets offers a third source of potential synergies and opportunities for growth. Nalco's presence outside of North America, particularly in high growth regions such as the Middle East, India and parts of Asia, has the potential to introduce Ecolab's products and services into geographic markets which are not readily accessible to Ecolab on a stand-alone basis. Taking advantage of Nalco's supply infrastructure and sales and service capability in these non-domestic regions is expected to accelerate growth in Ecolab's sales. In contrast, Ecolab has a vast service infrastructure in North America. A business combination would provide Nalco with the opportunity to take advantage of Ecolab's North American infrastructure to deliver Nalco products and services to the smaller, currently under-served water market. Total revenue synergies from these and other strategies are expected to generate approximately $500 million in annual incremental sales by 2016.

  In addition, a business combination between the companies is expected to provide the opportunity for greater efficiency and a reduction of costs. For example, as a combined company, Ecolab and Nalco would have the ability to consolidate the delivery of its respective products and services to shared customers. Such consolidation is expected to reduce the resources utilized and increase efficiency. A business combination would also allow the companies to reduce overall costs by eliminating redundancy in administrative functions. This combination is expected to result in annual cost savings of approximately $150 million by the end of 2013.

  Please see the additional discussion regarding the foregoing under the sections of Amendment No. 1 titled "The Merger—Background of the Merger," "The Merger—Ecolab's Reasons for the Merger; Recommendation of the Ecolab Board of Directors" and "The Merger—Nalco's Reasons for the Merger; Recommendation of the Nalco Board of Directors."

25.
Please revise your disclosure to define the type of data that the companies exchanged, or intended to exchange, as part of the proposed exchange of internal benchmarking information referenced on page 65.

  The applicable disclosure in the Registration Statement has been revised in response to Comment 25. Please see pages 69 and 70 of Amendment No. 1.

26.
Please disclose the other possible strategic alternatives and combinations that were discussed at the Ecolab board meeting on February 24, 2011, including the reasons for not pursuing each of these other alternatives. Please also discuss the "various strategies" discussed at the April 21, 2011 meeting and the possible "strategic combinations" at the May 5, 2011 meeting.

  The applicable disclosure in the Registration Statement has been revised in response to Comment 26. Please see page 70 of Amendment No. 1.

27.
Please discuss the potential advantages of a business combination between Ecolab and Nalco that were discussed at the May 17, 2011 meeting and reported to the Nalco board on May 24, 2011. Please also discuss the strategic fit and potential benefits discussed at the June 1, 2011 special meeting of the Ecolab board and the potential advantages advocated by Mr. Baker and Mr. Levin during the June 6, 2011 meeting.

  At the May 17, 2011 meeting between Mr. Baker, Mr. Fyrwald and members of the senior management of each company, the parties present discussed a number of potential advantages of a business combination between the two companies, which were subsequently reported to, and discussed with, the Nalco board of directors by Mr. Fyrwald on May 24, 2011. These potential advantages of a business combination that were discussed between the parties include, among others, the following:

  (1)
  the expected realization of synergies, including cost synergies, which are expected to accelerate growth in cash flow, positively enhance earnings of the combined company and create value for the combined company's stockholders, as discussed in paragraph 6 of our response to Comment 24 above;

  (2)
  the opportunity to take advantage of the fact that Ecolab's and Nalco's end markets, customer bases, product lines and services are in many instances complementary, which will allow for cross-selling of each company's products into the other company's primary markets, as discussed in paragraphs 1 and 3 of our response to Comment 24 above;

  (3)
  the expectation that the combined company will have greater geographic and market breadth and will create a more globally diversified and strategically positioned combined company than either Ecolab or Nalco on a stand-alone basis, as discussed in paragraphs 3 and 5 of our response to Comment 24 above;

  (4)
  the expectation that the combined company will have a broader customer base and a wider range of products and services, which will enhance each company's service capabilities and increase the breadth of water treatment and hygiene solutions provided to each company's customers, as discussed in paragraphs 3 and 5 of our response to Comment 24 above;

  (5)
  the fact that both Ecolab and Nalco own well known and respected brands and have a strong common culture of customer service, and the expectation that the combination of such brands would enhance the attractiveness of both companies offerings in various markets;

  (6)
  the anticipated market capitalization, liquidity and capital structure of the combined company in comparison to Nalco on a stand-alone basis; and

  (7)
  the opportunity to share technologies across an expanded platform and the ability to cross-license to enhance each company's products and services, as discussed in paragraph 4 of our response to Comment 24 above.

        At the June 6, 2011 meeting, in addition to reiterating the potential advantages of a business combination between the parties described above, Mr. Baker and Mr. Levin advocated a number of other potential advantages of a business combination transaction between the companies, including, among others, the following:

  (1)
  the business-model fit, which refers to the fact that both companies incorporate best-in-class products, on-site service and customer intimacy to meet their respective customers' needs;

  (2)
  the cultural fit of the two companies;

  (3)
  the possibility of realizing meaningful cost synergies from eliminating duplicate overhead support infrastructures; and

  (4)
  the potential for greater efficiencies in the combined supply chain network and possible sales synergies from providing more comprehensive water influent to water effluent programs within various customer segments, particularly within the food and beverage market.

    Please see the additional discussion regarding the foregoing under the sections of Amendment No. 1 titled "The Merger—Background of the Merger," "The Merger—Ecolab's Reasons for the Merger; Recommendation of the Ecolab Board of Directors" and "The Merger—Nalco's Reasons for the Merger; Recommendation of the Nalco Board of Directors."

28.
Please define or explain the concept of "value" as referenced in the third to last paragraph on page 66.

  The applicable disclosure in the Registration Statement has been revised in response to Comment 28. Please see page 71 of Amendment No. 1.

29.
Please expand your disclosure regarding the June 16, 2011 meetings of the Nalco board and Ecolab board to fully explain the issues discussed and the positions taken by the parties at the meetings. In particular, please discuss the various financial terms and legal structures that were discussed at the meetings, and the material business, financial and legal aspects of Nalco that were presented at the Ecolab board meeting. In addition, please disclose the purpose of Ecolab's $1.5 billion share repurchase program.

  The applicable disclosure in the Registration Statement has been revised in response to Comment 29. Please see page 72 of Amendment No. 1.

30.
Please disclose the method by which Ecolab determined the members of the special transaction advisory committee.

  The applicable disclosure in the Registration Statement has been revised in response to Comment 30. Please see page 73 of Amendment No. 1.

31.
Please expand your disclosure regarding the July 1, 2011 meeting of Ecolab's board. In particular, please provide the details relating to the following discussions that took place at the meeting:

•
The recent market movement in the price of Ecolab and Nalco stock;

•
The implications of various offer prices; and

•
The alternative consideration mix of 70% stock/30% cash, including why this mix of consideration was proposed and any other alternative consideration that was considered.

  The applicable disclosure in the Registration Statement has been revised in response to Comment 31. Please see pages 74 and 75 of Amendment No. 1.

32.
Please disclose the other possible alternative terms discussed by Mr. Baker and Mr. Fyrwald from July 1 through July 8, 2011.

  The applicable disclosure in the Registration Statement has been revised in response to Comment 32. Please see page 75 of Amendment No. 1.

33.
Please discuss the strategic alternatives to the proposed business combination and the other potential strategic partners that were discussed at the July 5, 2011 and July 10, 2011 meetings of the Nalco board, including the reasons for not pursuing these alternatives.

  During its July 5, 2011 and July 10, 2011 meetings, the Nalco board discussed a number of strategic alternatives to the proposed business combination with Ecolab. More specifically, the Nalco board considered proceeding with its existing strategic plan as an alternative to the proposed transaction with Ecolab. The Nalco board considered and evaluated the necessary investments and risks associated with pursuing its existing strategic plan on a stand-alone basis and the potential valuation of Nalco should it remain a stand-alone entity. The risks associated with pursuing its existing strategic plan on a stand-alone basis included, among others, the fact that Nalco is highly leveraged and, as a result, would potentially face significant costs in raising additional debt capital, and the fact that Nalco's lack of balance sheet flexibility (including its highly leveraged position) would likely restrict its access to the resources necessary to invest in future growth opportunities and limit its ability to pursue acquisitions and fund other strategic opportunities. The Nalco board also considered a wide range of potential strategic acquirers that may have an interest in an acquisition of Nalco, including, among others, certain competitors, water treatment equipment companies, specialty chemical companies, oil field service companies and industrial gas companies. After extensive discussion, including receiving and considering input from its financial advisor, given the risks discussed below and the benefits of the proposed business combination transaction with Ecolab, the Nalco board decided not to contact any of the other potential third party strategic acquirers mentioned above (for a discussion of the benefits associated with the proposed business combination transaction with Ecolab, please see our response to Comment 27 above and the section titled "The Merger—Nalco's Reasons for the Merger; Recommendation of the Nalco Board of Directors" beginning on page 83 of the Registration Statement). The risks associated with contacting other potential third party acquirers included, among others, the potential for a leak and the possibility that discussions with a third party acquirer would not remain confidential, the risk that a leak could disrupt Nalco's business and adversely affect Nalco's relationships with its customers, suppliers and any other persons with whom Nalco has a business relationship, the risk that a leak could create difficulties in attracting and retaining key employees, the risk that a leak could disrupt the negotiations, and jeopardize the possibility of a transaction, with Ecolab, and the risk that if Nalco decided not to proceed with a business combination transaction, the market could assume that Nalco was "in play" and actively looking to engage in a sale of the company. In addition, the Nalco board discussed and determined that it would require (and ultimately succeeded in obtaining) a reasonable break-up fee amount in connection with the proposed business combination transaction with Ecolab that would not preclude a third party acquirer from making a competing proposal for Nalco, in the event a third party was interested in acquiring Nalco.

34.
Please revise your disclosure regarding the negotiation of the merger agreement from July 13 through July 19, 2011 to provide a detailed discussion of the negotiation of the material terms of the merger agreement including the determination of the exchange ratio (including the use of a fixed exchange ratio), the termination fee, and all other material terms.

  The applicable disclosure in the Registration Statement has been revised in response to Comment 34. Please see pages 77 through 79 of Amendment No. 1.

35.
Please specifically disclose any discussions relating to the indebtedness of Nalco, including the specific consideration given to such debt in connection with the merger.

  The applicable disclosure in the Registration Statement has been revised in response to Comment 35. Please see page 81 of Amendment No. 1.

Ecolab's Reasons for the Merger; Recommendation of the Ecolab Board of Directors, page 72

36.
Please significantly expand your discussion for the reasons and rationale behind the merger, including addressing the specific expected synergies between Ecolab and Nalco. We note in particular the detailed discussion of various expected synergies that is included in the communications filed pursuant to Rule 425 on August 9,10, 11 and 12 and September 8 and 9, 2011. In your revised disclosure, please also specifically address the $100 billion in market opportunities, the $150 million in cost synergies, and the $500 million in revenue synergies that are included in such communications.

  The applicable disclosure in the Registration Statement has been revised in response to Comment 36. Please see the revised disclosure throughout the section titled "The Merger—Ecolab's Reasons for the Merger" beginning on page 80 of Amendment No. 1.

37.
Please explain why the Ecolab board believed the 70%/30% stock-cash mix was "consistent with the strategic purpose of the merger."

  The applicable disclosure in the Registration Statement has been revised in response to Comment 37. Please see page 81 of Amendment No. 1.

38.
Please describe in detail the Ecolab board's analysis in arriving at the determination that even with the significant amount of outstanding indebtedness of Nalco, and the increased amount of indebtedness that the combined company will be facing, the merger with Nalco was still in the best interests of shareholders. Please ensure that your discussion addresses the size of the combined entity's debt and includes a discussion reflecting the information regarding Nalco's debt that is presented in the communication filed pursuant to Rule 425 on September 9, 2011.

  The applicable disclosure in the Registration Statement has been revised in response to Comment 38. Please see page 81 of Amendment No. 1.

39.
Please describe the potential risks associated with certain of Nalco's business operations that were considered by the Ecolab board. Further, please address whether the board considered the fact that Nalco's subsidiaries are defendants in pending lawsuits alleging negligence and injury relating to the use of its dispersant in connection with the Deepwater Horizon oil spill, as described on page 22 of Nalco's Form 10-K for the Year Ended December 31, 20 10 and pages 44 - 46 of its Form 10-Q for the Quarter Ended June 30, 2011.

  The Ecolab board of directors weighed the potential factors it viewed as supporting its decision to approve the merger agreement and recommend approval of the issuance of shares of Ecolab common stock to Nalco's stockholders pursuant to the merger against a number of potentially negative factors, including, specifically, pending litigation relating to the use of Nalco dispersants in the clean-up of the Deep Water Horizon oil spill. Ecolab's board of directors also weighed potential risks relating to Nalco's extensive operations in the Middle East, Asia and Latin America, Nalco's numerous joint venture operations and the potential risks relating to certain Nalco offerings, such as "fracking" in the energy services business. The applicable disclosure in the Registration Statement has been revised in response to Comment 39. Please see page 82 of Amendment No. 1.

Nalco's Reasons for the Merger; Recommendation of the Nalco Board of Directors, page 74

40.
Please review the disclosure throughout this section to provide the board's analysis of each factor and clearly explain how each particular factor is positive or negative, as the current disclosure is often conclusive in nature or unclear. As one example, it is unclear what about Nalco's business, results of operations, financial condition, earnings and return to stockholders was considered by the Nalco board.

  The applicable disclosure in the Registration Statement has been revised in response to Comment 40. Please see the revised disclosure throughout the section titled "The Merger—Nalco's Reasons for the Merger" beginning on page 83 of Amendment No. 1.

Opinion of Ecolab's Financial Advisor, page 82

Nalco Financial Analyses, page 85

41.
We note that BofA Merrill Lynch performed both a Selected Publicly Traded Companies Analysis and a Selected Precedent Transactions Analysis. Please revise to provide the following information:

a.
Disclose the methodology and criteria used in selecting these companies and transactions;

b.
Disclose whether any companies meeting this criteria were excluded from the analysis and the reasons for doing so;

c.
Disclose the dates of the transactions that were used in the Selected Precedent Transactions Analysis;

d.
Provide additional disclosure about the underlying data used to calculate the EBITDA multiples, LTM EBITDA multiples and the Implied per Share Equity Value Reference Ranges.

  The applicable disclosure in the Registration Statement has been revised in response to Comment 41. Please see pages 95 through 97 of Amendment No. 1.

Discounted Cash Flow Analysis, page 88

42.
Please disclose how BofA Merrill Lynch determined the perpetuity growth rates and discount rates used in the discounted cash flow analysis.

  The applicable disclosure in the Registration Statement regarding the discount rates has been revised in response to comment 42. Please see page 97 of Amendment No. 1.

  BofA Merrill has advised that, as disclosed in the first two paragraphs under "Discounted Cash Flow Analysis" on page 97 of Amendment No. 1, BofA Merrill determined the perpetuity growth rates used in the discounted cash flow analysis based on its professional judgment.

Contribution Analysis, page 88

43.
Please disclose the underlying data used to calculate the implied exchange ratio ranges and implied offer price ranges.

  The applicable disclosure in the Registration Statement has been revised in response to Comment 43. Please see page 98 of Amendment No. 1.

Miscellaneous, page 91

44.
Please revise your disclosure to discuss the method of selection of BofA Merrill Lynch and to provide a narrative and quantitative description of the fees BofA Merrill Lynch and its affiliates received, or are to receive, for services provided to Ecolab or its affiliates in the past two years. Please also update your disclosure to discuss the role of the advisor in the two new Senior Secured Credit Facilities entered into by Ecolab on September 8, 2011, and any anticipated role in the expected issuance of the $500 million in private placement notes that will be used to finance the transaction, as discussed in your communication filed pursuant to Rule 425 on September 9, 2011. See Item 4(b) of Form S-4 and Item 1015(b) of Regulation M-A.

  The applicable disclosure in the Registration Statement has been revised in response to Comment 44. Please see pages 101 and 102 of Amendment No. 1.

Opinion of Nalco's Financial Advisor, page 92

General

45.
Explain how the Nalco board assessed the significance and reliability of the opinions of its financial advisor given that a substantial portion of the payment for the opinion is conditioned upon the success of the transaction.

  The applicable disclosure in the Registration Statement has been revised in response to Comment 45. Please see page 110 of Amendment No. 1.

46.
We note the disclaimers that BofA Merrill Lynch and Goldman Sachs do not assume any responsibility with respect to the data, material and other information provided to them. While it may be acceptable to include qualifying language concerning subjective analyses, it is inappropriate to disclaim responsibility for disclosure presented in the document. Instead, you may caution readers not to "unduly rely" or place "undue certainty" on the data and other information. Please revise both the disclosure in this section and the language in the opinion letters.

  Ecolab respectfully advises the Staff that Ecolab believes that it would not be appropriate to revise, as suggested by the Staff, the referenced language contained in (i) the written opinions rendered by Goldman Sachs and BofA Merrill Lynch to the boards of directors of Nalco and Ecolab, respectively, on July 19, 2011 and (ii) the summaries of such opinions contained in the Form S-4. Such language does not constitute a disclaimer by Ecolab, Nalco, Goldman Sachs or BofA Merrill Lynch of responsibility for disclosure presented in the Form S-4. Rather, such language was contained in the opinions rendered by Goldman Sachs and BofA Merrill Lynch to their respective clients to clearly apprise such boards that, consistent with their respective engagement letters, the financial advisors assumed no responsibility for independently verifying the accuracy of, or any responsibility for the accuracy of, the information provided to them by Nalco or Ecolab or other third parties or obtained from publicly available sources. The financial advisors were engaged by their respective clients to perform financial advisory services in connection with the proposed transaction, including to render fairness opinions. The financial advisors were not engaged to independently verify the accuracy of, or to take any responsibility for the accuracy of, information provided to them by third party sources (e.g., historical financial information regarding Nalco or Ecolab provided by Nalco or Ecolab) in connection with their financial advisory services. Revisions to such language in the opinions or the Form S-4 as suggested by the Staff's comment would result in an inaccurate description of the scope of responsibility of, and the review actually undertaken by, the financial advisors and thus would be inconsistent with Item 1015(b)(6) of Regulation MA and materially misleading to the stockholders of Ecolab and Nalco. Please note also that the disclaimer by financial advisors of responsibility for independently verifying the accuracy of, or responsibility for the accuracy of, information provided to such financial advisors by third parties is consistent both with HA2003 Liquidating Trust v. Credit Suisse Securities (USA) LLC, 517 F.3d 454 (7th Cir. 2008) and with FINRA Rule 5150(a)(4).

47.
Please revise your disclosure on page 98 to provide a narrative and quantitative description of the fees Goldman Sachs and its affiliates received, or are to receive, for services provided to Nalco or its affiliates in the past two years. See Item 4(b) of Form S-4 and Item 1015(b) of Regulation M-A.

  The applicable disclosure in the Registration Statement has been revised in response to Comment 47. Please see page 110 of Amendment No. 1.

Selected Precedent Mixed Consideration Transactions, page 94

48.
Please identify all of the precedent mixed consideration transactions that were used by Goldman Sachs in its analysis. Disclose whether any companies meeting the criteria set forth on page 94 were excluded from the analysis and the reasons for doing so.

  The applicable disclosure in the Registration Statement has been revised in response to Comment 48. Please see page 105 of Amendment No. 1.

49.
With respect to the Selected Transactions Analysis performed by Goldman Sachs, disclose the methodology and criteria used in selecting these companies and transactions and whether any companies meeting this criteria were excluded from the analysis and the reasons for doing so.

  The applicable disclosure in the Registration Statement has been revised in response to Comment 49. Please see page 106 of Amendment No. 1.

Illustrative Present Value of Future Stock Price Analyses, page 96

50.
Please disclose how Goldman Sachs determined the Price/EPS multiples, EV IEBITDA multiples and discount rate used in the present value of future stock price analyses.

  The applicable disclosure in the Registration Statement has been revised in response to Comment 50. Please see pages 107 and 108 of Amendment No. 1.

The Merger

Interests of Nalco Directors and Executive Officers in the Merger, page 99

Stock Options, page 101
Performance-Vesting RSUs, page 101

51.
Please specify that in connection with the merger, the vesting of the unvested stock options and unvested performance-vesting RSUs held by certain of your executive officers will be accelerated.

  The applicable disclosure in the Registration Statement has been revised in response to Comment 51. Please see pages 113 and 114 of Amendment No. 1.

Quantification of Payments and Benefits, page 105

52.
We note that you have provided disclosure based on the compensation and benefit levels in effect on July 31, 2011. Please update the disclosure to quantify the amounts as of the latest practicable date. See Instruction 1 to Item 402(t) of Regulation S-K.

  In response to the Staff's comment, Nalco has advised that the numbers contained in the disclosure based on the compensation and benefit levels in effect on July 31, 2011 remained unchanged as of October 3, 2011. The applicable disclosure in the Registration Statement has been revised in response to Comment 52. Please see page 118 of Amendment No. 1.

Regulatory Clearances Required for the Merger, page 111

53.
We note your statement in your communication filed pursuant to Rule 425 on September 9, 2011 regarding the regulatory clearances needed that "[a]ll the rest of the important filings are done." Please update your disclosure to reflect this statement.

  The applicable disclosure in the Registration Statement has been revised in response to Comment 53. Please see page 123 of Amendment No. 1.

Litigation Related to the Merger, page 113

54.
Please supplementally provide us with copies of the complaints for the lawsuits listed in this section.

  In response to Comment 54, a copy of the consolidated amended complaint filed on September 21, 2011 by the plaintiffs in the consolidated action titled Mozenter v. Nalco Holding Co., et al. referred to on page 125 of Amendment No. 1 is being furnished supplementally to the Staff by Baker & McKenzie LLP under separate cover.

The Merger Agreement, page 114

55.
We note your statement that investors should not rely on the representations and warranties in the merger agreement, or the summary of the merger agreement, as characterization of the actual state of facts about Ecolab or Nalco. Please note that investors are entitled to rely upon disclosures in your publicly filed documents, including disclosures regarding representations and warranties. Please revise accordingly.

  The applicable disclosure in the Registration Statement has been revised in response to Comment 55. Please see page 126 of Amendment No. 1.

56.
Please note that in accordance with Item 601(b)(2) of Regulation S-K, the merger agreement attached as Annex A and incorporated by reference must contain a list briefly identifying the contents of all omitted schedules, together with an agreement to furnish supplementally a copy of any omitted schedule to the Commission upon request. Please revise accordingly.

  During the initial negotiations of the merger agreement, it was contemplated that there might be schedules or exhibits to the merger agreement. The final merger agreement, however, provides for a separate exchange of confidential disclosure letters between the parties and does not include any schedules or exhibits. Therefore, the applicable disclosure in the Registration Statement has been revised in response to Comment 56 to remove the reference to omitted schedules and exhibits to the merger agreement.

Material U.S. Federal Income Tax Consequences, page 136

57.
Please delete the word "generally" from throughout this disclosure and have counsel clearly identify each U.S. federal material tax consequence and provide a firm conclusion regarding each of such tax consequences. Please also advise us as to the "customary qualifications and assumptions" that the tax opinions delivered at closing will be subject to.

  The applicable disclosure in the Registration Statement has been revised in response to Comment 57. Please see the revised disclosure throughout the section titled "Material U.S. Federal Income Tax Consequences of the Merger" beginning on page 148 of Amendment No. 1.

Unaudited Pro Forma Condensed Combined Statement of Income, page 142

58.
We note that Nalco Holding Company sold its personal care products and marine chemicals businesses during the first quarter of 2011. We further note these businesses were not presented as discontinued

  operations because it was determined that their operations and cash flows were not clearly distinguished from the rest of the entity. On page 9 of the Form 10-Q for the quarter ended March 31, 2011 for Nalco Holding Company, it states that for the year ended December 31, 2010, the marine chemicals and personal care products businesses contributed approximately $70 million (2%) and $25 million (8%) to net sales and earnings before income taxes, respectively. Please amend your filing to provide footnote disclosure of the sales and income before taxes related to the personal care products and marine chemicals businesses that are included in the historical amounts for Nalco Holding Company. In the absence of reporting these businesses as discontinued operations, this disclosure will allow an investor to obtain a clearer picture of the Company going forward.

  The applicable disclosure in the Registration Statement has been revised in response to Comment 58. Please see new footnote 2 on page 158 of Amendment No. 1.

Note 4—Adjustments to Unaudited Pro Forma Condensed Combined Financial Statements, page 149

(a)    depreciation and amortization, page 149

59.
Please amend your filing to show the calculation used to arrive at the depreciation and amortization adjustment amount. This should include the specific asset categories and the corresponding useful lives. Additionally, we note on page 144 that you increased PP&E by $235.2 million, however based on your disclosure on page 150 it appears that depreciation expense decreased. Please advise.

  The applicable disclosure in the Registration Statement has been revised in response to Comment 59 to include the calculation of adjusted depreciation and amortization, including specific asset categories and useful lives. Please see revised footnote 4 beginning on page 161 of Amendment No. 1. The decrease in depreciation is a result of the write-up of the fair value of property, plant and equipment offset by an increase in the expected useful lives of the fixed assets. The useful lives of property, plant and equipment have been updated to reflect management's expectation of the remaining economic useful lives as of the expected closing date of the merger.

(c)    Interest expense, page 150

60.
Your pro forma interest expense assumes total new debt of $4,595.0 million with a weighted average interest rate of 3.1%. Please amend your disclosure to explain how you determined the weighted average interest rate and whether this rate reflects your best estimate of the probable rate you will obtain. Furthermore, you disclose on page 37 of your Form 10-Q for the quarter ended June 30, 2011 that certain ratings agencies are reviewing the ratings of your commercial paper programs, and have put you on a negative watch for a potential downgrade. Please tell us whether management considered the impact of a potential downgrade in determining your weighted average interest rate.

  The applicable disclosure in the Registration Statement has been revised in response to Comment 60. Please see page 164 of Amendment No. 1.

Comparative Rights of Ecolab and Nalco Stockholders, page 155

61.
Please remove the statement that your disclosure is "qualified in its entirety by reference to the DGCL..." You may not qualify information in the prospectus by reference to information outside the prospectus. See Rule 411(a) of Regulation C.

  The applicable disclosure in the Registration Statement has been revised in response to Comment 61. Please see page 169 of Amendment No. 1.

Undertakings, page II-4

62.
Please provide the undertakings required by Items 512(a)(5) and (a)(6) of Regulation S-K.

  The applicable disclosure in the Registration Statement has been revised in response to Comment 62. Please see page II-4 of Amendment No. 1.

Exhibit 23.8

63.
We object to the manner in which Goldman Sachs has burdened its consent in the third paragraph. Please eliminate the implication that Goldman may limit its consent to the use of its fairness opinion solely to the "Initially Filed Registration Statement."

  Ecolab respectfully advises the staff that Ecolab is filing as an exhibit to Amendment No. 1 to the Form S-4 Goldman Sachs' consent to the inclusion of and references to its opinion in Amendment No. 1. It is Goldman Sachs' standard practice to file separate consents with each separate filing of, or amendment to, any Form S-4 or proxy statement.

Form 10-Q for the Quarter Ended June 30, 2011 filed by Nalco

Financial Statements, page 3

64.
We note that accounts receivable as of June 30, 2011 and 2010 as a percentage of quarterly sales for the 3 months ended June 30, 2011 and 2010 was 75% and 66%, respectively. Please tell us whether there was a material change in the aging of your receivables or revenue recognition policy.

  As disclosed in its Form 10-Q for the three months ended June 30, 2011, Nalco adopted on January 1, 2011 the authoritative guidance of Accounting Standards Update No. 2009-13, Revenue Recognition—Multiple Deliverable Revenue Arrangements, issued by the Financial Accounting Standards Board in October 2009. As further disclosed in the Form 10-Q, the adoption of the guidance did not have a material impact on Nalco's consolidated financial position and results of operations in the period of adoption. Nalco did not make any other changes to its revenue recognition policies in 2011.

  The increase in accounts receivable at June 30, 2011 as a percentage of sales for the quarter then ended to 75% from 66% at June 30, 2010, was primarily the result of an increase in accounts receivable days sales outstanding (DSO) to 69 days at June 30, 2011 from 61 days at June 30, 2010. However, these changes are not considered unusual when compared to the same measurements for recent periods:

Quarter Ended	A/R as a Percent of Sales	DSO
12/31/08	75%	71
03/31/09	78%	71
06/30/09	74%	70
09/30/09	73%	69
12/31/09	68%	64
03/31/10	72%	66
06/30/10	66%	61
09/30/10	70%	66
12/31/10	68%	64
03/31/11	75%	69
06/30/11	75%	69

  As disclosed in its Form 10-K for the year ended December 31, 2010, Nalco evaluates its accounts receivable on a periodic basis and establishes the allowance for doubtful accounts based on a combination of specific customer circumstances and credit conditions and based on a history of write-offs and collections. Although DSO rose slightly in 2011 compared to 2010, Nalco management believes its allowance for doubtful accounts was adequate at June 30, 2011.

Certifications

65.
In future filings, please file your certifications exactly as set forth in Item 601(b)(31)(i) of Regulation S-K. For example, we note that you have replaced the word "present" with "represent" in paragraph 3, and that you do not include the parenthetical that reads "(the registrant's fourth fiscal quarter in the case of an annual report)" that is part of paragraph 4(d).

  Nalco has advised that it will provide certifications in its future filings in accordance with Item 601(b)(31)(i) of Regulation S-K as requested in Comment 65.

Thank you for your consideration of the responses provided in this letter. Should you have any questions concerning the foregoing, please contact the undersigned at the number listed on the cover page of this letter.

Sincerely,
/s/ CRAIG A. ROEDER Craig A. Roeder
cc:
Erin Jaskot, Esq.
Tracey McKoy
Al Pavot
James J. Seifert, Esq.
Stephen N. Landsman, Esq.
Scott A. Barshay, Esq.